healthcare solutions for a new generation SM

July 3, 2007

Securities and Exchange Commission

Washington, DC 20549-7010

Re:

The Quantum Group, Inc.

Response to Comments dated June 19, 2007

Registration Statement on Form SB-2

File No. 333-142990

Dear Elaine Wolf and Duc Dang:

Set forth below are the responses of The Quantum Group, Inc. to the letter dated June 19, 2007 on  filing of our SB-2 dated May 15, 2007

General

Comment 1:

We note your disclosure on page 53 that Bridge Shares can be exchanged for offering units and that principal and interest on the secured convertible debentures may be converted into offering units at a conversion price equal to 70% of the offering price.  Please revise to explain whether the shares being registered here are the “offering units” into which the convertible debentures may be converted.  In this connection, please confirm that shares converted under the convertible debentures would be converted privately and a registration statement filed for the resale of such shares.

Response:

We confirm that the shares converted under the Convertible Debentures would be converted privately and a registration statement filed for the resale of such shares.

Comment 2:

Please revise the summary to discuss the impact of the convertible debentures, including the number of shares into which such debentures may be converted assuming 70% of the offering price and discuss the consequences of such conversion.  Similarly, please revise the risk factor on page 12 that deals with future sales of your common stock to discuss the convertible debentures.

Response:

We have revised the summary and risk factor on page 12 with respect to the staff’s comment.

Comment 3:

We note that one of the convertible debentures matured May 30, 2007 and another matures June 30, 2007.  Please revise the beneficial ownership table and the dilution table to include these shares.

Response:

We have revised the Beneficial Ownership Table and the Dilution Table to include these shares.

   3420 fairlane farms road  suite c  wellington, FL  33414  561.798.9800 office  561.296.3456 fax

www.QTUM.com

SEC

July 3, 2007

Comment 4:

Please revise the discussion of the convertible debentures on page 53 to discuss the terms upon which such debentures become convertible and other material terms of the debentures.

Response:

We have revised the discussion of the Convertible Debentures on page 57 in accordance with the staff’s comments.

Comment 5:

Please reconcile the disclosure on page 53 that you sold 121 Bridge Units with the disclosure on page II-4 that adds up to 117 Bridge Units sold.

Response:

The difference between page 56 and the disclosure on page II-4 represents the conversion of certain outstanding loans to 4 Bridge units.

Comment 6:

Please revise your exhibit table to indicate where the public would be able to locate the documents associated with your sale of convertible debentures.

Response:

The exhibit table items 4.5 & 4.6 have been added to reflect the documents associated with the sale of the Convertible Debentures.

Comment 7:

Please revise the cover page and the summary to highlight the disclosure from page 14 that “the warrants will be of no value if the current registration statement covering the shares underlying the warrants is not effective or available, or if required such underlying shares are not or cannot be registered in the applicable states.”  Further, we note your disclosure on page 14 that “if required” you intend to seek to qualify shares for sale in those states where units are to be offered.  Please revise to explain what you mean by “if required.”  In this connection, please tell us which states you intend to seek to qualify such shares.

Response:

After consideration, we have determined to delete the risk factor.

Comment 8:

We note the reliance on Rule 457(o) in the footnotes to the calculation of fee table to use the price of $6.50 for your units, which contain two shares of common stock and two warrants.  We also note footnote one discloses that the unit price will be based on the market price of your common stock.  Please tell us how you arrived at the price of $6.50 for the units pursuant to Rule 457(o) of Regulation C.

Response:

We have recalculated the price for the units as set forth in the fee table.

Prospectus Cover Page

Comment 9:

We note that this is a best efforts offering.  Please refer to Item 501(a)(9)(ii) and (iii) of Regulation S-B and revise to briefly discuss the offering arrangements.  For instance, clarify if this is a no minimum or minimum/maximum offering.

Response:

We have clarified the cover page to indicate that this is a firm commitment offering.

SEC

July 3, 2007

Forward Looking Statements, page 16

Comment 10:

We note the reference to the safe harbor for forward looking statements on page 16.  Section 27A(b)(1)(C) of the Securities Act of 1933 states that issuers of penny stocks are not able to rely upon the safe harbor.  Please tell us why your offering is not considered a penny stock offering.

Response:

We do not believe that this will be a penny stock because it is the Company’s understanding that this offering will only be completed at such time as the Company has had its shares of common stock listed for trading on the American Stock Exchange.

Underwriting, page 55

Comment 11:

We note the disclosure that the underwriter has agreed to purchase the number of units set forth in the currently blank table.  You later disclose that such underwriters are offering the units “subject to prior sale.”  Please revise to clearly disclose how your best efforts offering will be conducted.

Response:

This is a firm commitment underwriting and any references to the best efforts underwriting were included in the registration statement inadvertently and, thus, have been deleted.

Comment 12:

We note that “after the securities are released for sale to the public, the underwriters may vary this offering price and other selling terms from time to time.”  Since this is a best efforts offering, as disclosed on the cover page, please explain the disclosure about the potential sale price variation.  Also, please revise to clarify what “other selling terms” the underwriters may change and the basis for such changes.

Response:

This is a firm commitment underwriting and any references to the best efforts underwriting were included in the registration statement inadvertently and, thus, have been deleted.

Part II

Comment 13:

On page II-2 of your registration statement, we note that you sold securities on several occasions through placement agents or companies.  Item 701 of Regulation S-B requires disclosure of the names of underwriters and the discounts associated with unregistered offerings.  As such, please revise to identify the placement agents/companies that were used to place your securities in unregistered transactions.  Also, discuss the factual basis for an exemption from registration for each unregistered transaction disclosed in this section.  Currently you only state that the investors were accredited and have a blanket introductory paragraph referring to exemptions.

Response:

We have revised the document in accordance with the staff’s comments.

SEC

July 3, 2007

If you have any questions please feel free to contact me at (561) 798-9800.

Sincerely,

Donald B. Cohen

Vice President, CFO

cc:

Noel J. Guillama

Joel Mayersohn